24-10155

06061420

RECEIVED NOV 02 2006 WASH, D.C. 151 SEC MAIL PROCESSING SECTION

PROCESSED NOV 06 2006 THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

NAZZ PRODUCTIONS INC.

(Exact name of issuer as specified in its charter)

PENNSYLVANIA

(State or other jurisdiction of incorporation or organization)

214 Sullivan Street, Suite 2C, New York, New York 10012
(212) 475-6270

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Nick Stagliano, 214 Sullivan Street, Suite 2C, New York, New York 10012
(212) 475-6270

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7812

(Primary Standard Industrial Classification Code Number)

23-2600405

(I.R.S. Employer Identification Number)

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Nick Stagliano, Chairman, Chief Executive Officer and President
214 Sullivan Street, Suite 2C
New York, New York 10012
(212) 475-6270

Louis DiGiaimo, Director
214 Sullivan Street – Suite 2C
New York, New York 10012
(212) 253-5510

b. the issuer's officers;

Nick Stagliano, Chairman, Chief Executive Officer and President
214 Sullivan Street, Suite 2C
New York, New York 10012
(212) 475-6270

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, owns 50,000,000 shares of common stock of the Company (100% of the total issued and outstanding). In addition, Mr. Stagliano owns 100,000 shares of preferred stock of the Company (100% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Nick Stagliano (See Item 1(d) above).

f. promoters of the issuer:

None

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005, Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

> The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.
>
> Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

> Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

> Issuer will market and sell the shares solely to investors know to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

> Not Applicable

(2) the title and amount of securities issued;

> Not Applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

> Not Applicable

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

COVER PAGE

NAZZ PRODUCTIONS INC.

Exact name of Company as set forth in Charter

Type of securities offered: Shares of Common Stock.

Maximum number of securities offered: 10,000,000 shares of Common Stock

---

Minimum number of securities offered: No Minimum

Price per security: $0.05 per share of Common Stock

Total proceeds: If maximum sold: $ 500,000

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?

[ ] Yes [x] No

If yes, what percent is commission of price to public? N/A ___________%

Is there other compensation to selling agent(s)?

[ ] Yes [x] No

Is there a finder's fee or similar payment to any person?

[ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?

[ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted?

[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 10,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 80 pages.

Exhibits

1. Articles of Incorporation of the Company;
2. Amendment to the Articles of Incorporation of the Company;
3. Certificate of Designation of the Preferred Stock of the Company;
4. By-Laws of the Company;
5. Subscription Agreement of the Company;
6. Financial Statements:

   Balance Sheets as of September 30, 2006;
   Statements of Operations for the nine months ended September 30, 2006;
   Statements of Cash Flows for the nine months ended September 30, 2006;

   Balance Sheets as of December 31, 2005 and 2004;
   Statements of Operations for the years ended December 31, 2005 and 2004;
   Statements of Cash Flows for the years ended December 31, 2005 and 2004;
   Notes to Financial Statements.

THE COMPANY

Exact corporate name:	NAZZ PRODUCTIONS INC.
State and date of incorporation:	Pennsylvania, April 2, 1990
Street address of principal office:	214 Sullivan Street, Suite 2C, New York, New York 10012
Company Telephone Number:	(212) 475-6270
Fiscal year:	December

Person(s) to contact at Company with respect to offering: Nick Stagliano
Telephone Number (if different from above):

Nazz Productions, Inc. (the "Company" or "Nazz"), incorporated in the State of Pennsylvania, is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

Nazz recently produced the film version of the award winning play, *The 24th Day* starring James Marsden and Scott Speedman. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, *The 24th Day* made its theatrical premiere in New York, prior to distribution throughout the country. Most recently, the film had its West Coast Premiere at Outfest in Los Angeles. After its theatrical run, the film was released through Universal Studios on home video. To date, the film has been invited to over 10 national and international film festivals, and has been sold to over 20 international territories. It has screened at Cannes, Milan and the AFM.

Nazz is currently producing other films and programming, and Nick Stagliano, Chairman, Chief Executive Officer and President of the Company is in addition, on behalf of the Company, directing the film dramas “Nebraska Fish and Game” and “Bulls Night Out”.

In the near term, Nazz plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. Nazz intends to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly, to retailers, to online buyers, and to television and supplement the further expansion of Nazz's originally produced films and programming.

The Company is a Pennsylvania corporation with corporate headquarters at 214 Sullivan Street, Suite 2C, New York, New York 10012.

A maximum of 10,000,000 common shares are being offered to the public at $0.05 per share. There is no minimum.

A maximum of $500,000 will be received from the offering. The insiders will hold 50,000,000 shares. This means that about 16.7% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Best Efforts: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

No Assurance That Shares Will Be Purchased; No Minimum Offering; No Escrow; Need for Additional Capital: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to, initial release of films that the Company seeks to produce and distribute. The Company expects these initial expenses to result in significant operating losses as the costs of acquisition of film rights, production and distribution must be borne by the Company until the Company is able to generate adequate revenues from sales of the motion pictures, such revenues of which there can be no assurance.

Dependence on Key Personnel: Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. Mr. Stagliano owns 50,000,000 shares of common stock of the Company and 100,000 shares of preferred stock of the Company, and, prior to this offering, is the Company's only shareholder. The Company's success is substantially dependent upon one key person. The loss of the services of Mr. Stagliano would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on Mr. Stagliano. Even if it did, there is no assurance that Mr. Stagliano could be replaced by qualified personnel.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Risks of Motion Picture Production: The production of motion pictures involves substantial risk. The projected costs of film production are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including, among others, labor disputes, malfunction of equipment, illness or incapacity of key personnel, weather conditions) that require additional capital than initially projected in order to complete production. Local, regional and national and/ or international competition may further affect the availability of the means of production including, but not limited to, camera crews, sound technicians, visual effects technicians, studio availability, location availability and productions facilities. All funds allocated to a film project may be lost if production is ceased or abandoned and not adequately covered (or otherwise adequately insurable) by insurance. Completion bonds, while available to offset the general risks associated with non-completion through providing additional funds, may not be adequate to cover significant cost overruns. Each motion picture or television program is an individual artistic work. Unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures depends on many factors including the critical acclaim they receive, the format and channel of their initial release, the actors, the genre and specific subject matter. The commercial success further depends upon the quality and acceptance of motion pictures or programs that competitors release at or near the same time. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Risk of Motion Picture Distribution: The success of the Company's distribution activities depends, in part, on certain factors beyond the Company's control. Distribution success is dependant on obtaining favorable agreements for access to distribution channels, volatility of advertising costs, and technological and materials of production costs as well as overall demand in accordance with public tastes and availability of alternate forms of entertainment. Additionally, the success of a motion picture or television program in ancillary markets, such as home video and online sales, is often directly related to its performance in theaters or its television ratings and therefore poor box office results or poor television ratings may negatively affect future revenue streams.

The Company's Business Model is Untested and Acceptance Cannot be Guaranteed: At this stage, we cannot be certain that our projected films will be accepted in the marketplace. The Company's operating results are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond the Company's control. If the Company's actual revenue were to fall below our estimates or the expectations of market analysts or investors, our quarterly and annual results would be negatively impacted and the value of our stock could decline. As a result, period-to-period comparisons of our projected operating results may not be meaningful, and you should not rely on them as an indication of our future performance.

Lack of Agreements between the Company and its Management Regarding Intellectual Property: The Company currently does not have any agreements in place regarding its right to develop any particular screenplay or similar creative work except to the extent of "first right of refusal" regarding the screenplays under development of the majority shareholder/CEO of the corporation. The Company's management therefore has broad discretion regarding all current intellectual property interests, including screen plays previously developed or currently in development, and whether to develop such screenplays through the Company or through other entities, and as to the degree to invest in or develop such screen plays or similar creative works.

Possibly Inadequacy of Capital Raised in this Offering: The Company does not know if the amount of money it will raise in this offering will be sufficient to implement its business plans. The proceeds of this offering may be nominal. If the Company does not raise sufficient funds, its business plans may need to be significantly revised and scaled down which would have a material adverse effect on the business of the Company.

Arbitrary Offering Price of the Company's Securities: Prior to this offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.048 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.048 per share.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 60,000,000 shares of Common Stock to be outstanding following this offering, 50,000,000 shares were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Nick Stagliano, our Chairman, Chief Executive Officer and President, owns 50,000,000 shares of common stock of the Company. Mr. Stagliano is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor and other relevant factors.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Uncertainty of Future Operating Results: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

General Economic and Market Conditions: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer entertainment spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 83.3% of the outstanding Common Stock will be held by a director and executive officer of the Company, Mr. Stagliano. In addition, Mr. Stagliano owns 100,000 shares of preferred stock of the Company (100% of the issued and outstanding preferred stock of the Company). Pursuant to the terms of the preferred stock, the holders of the preferred stock control the majority of any vote of the shareholders of the Company. Thus, the present stockholder, Mr. Stagliano, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Shares Eligible For Future Sale: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

Potential Need for Additional Financing: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Intellectual Piracy of Motion Pictures, Including Digital and Internet Piracy, May Reduce Projected Revenue of Our Films: Motion picture piracy is extensive internationally and, as motion pictures increasingly digitally distributed via the internet and online services, becoming more prevalent in the U.S. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. As long as pirated content is available, many consumers may choose to download pirated motion pictures rather than pay for motion pictures. Piracy of films may adversely impact the gross receipts received from the exploitation of our films, which could have a material adverse effect on our business, results of operations or financial condition.

Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, has extended approximately $85,000 in loans to the Company pursuant to demand obligations. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stagliano. A demand of payment of the loans by Mr. Stagliano would have a material adverse effect on the Company.

Plan of Distribution

The Company and its directors and officers, Nick Stagliano and Louis DiGiaimo, will attempt to place the shares offered herein at a price of $0.05 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 10,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The Business of the Company

Nazz Productions, Inc. (the "Company" or "Nazz"), incorporated in the State of Pennsylvania, is a film production and entertainment company that not only produces, but also investment in, and distributes independent films, television programming, and related entertainment media content.

Nazz recently produced the film version of the award winning play, *The 24th Day* starring James Marsden and Scott Speedman. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, *The 24th Day* made its theatrical premiere in New York, prior to distribution throughout the country. Most recently, the film had its West Coast Premiere at Outfest in Los Angeles. After its theatrical run, the film was released through Universal Studios on home video. To date, the film has been invited to over 10 national and international film festivals, and has been sold to over 20 international territories. It has screened at Cannes, Milan and the AFM.

In the near term, Nazz plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. Nazz intends to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly, to retailers, to online buyers, and to television and supplement the further expansion Nazz Inc.'s originally produced films and programming.

Current Focus of Business

Nazz intends to produce and distribute films that are independent of major studios and are produced under small, fiscally responsible budgets. Management expects to establish both national and international channels for distribution of films to both theaters and on television and to establish an entertainment library. Key components of our business will be developed to include:

Production

Management intends to produce approximately two motion pictures within the eighteen (18) months following this Offering and an additional two to five motion pictures during months eighteen (18) through thirty-six (36) following this Offering (for a total of four to seven motion pictures for the three (3) year period following the Offering), which may include both films released theatrically and films released directly to television, home video or online distribution. We intend to focus on producing artistic films that emphasize complex story-lines and character development while curtailing overall production costs associated with feature-film cinematography. This approach to film production, enables us to produce compelling, commercially viable films. We will seek to distribute these films to theatrical and ancillary markets both domestically and internationally. Production budgets for similarly situated films in the industry, including those previously produced by Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, "The 24th Day" and "The Florentine" (detailed below), have generally ranged between $500,000 and $2 million.

Future Productions and Distribution

In addition to our initial, primary focus on motion picture production and distribution, Nazz has several other projects in development that it intends to enhance in order to increase the Company's presence in a variety of film, television and theatrical genres, particularly within the following areas:

- Live Theater
- Art house Cinemas
- Creation of Our International Sales Division
- Acquisition of Outside Projects for Our Distribution Pipeline
- Creation of a Finishing Funds Division
- Development of Dramatic and Non-fiction Television Series
- Creation of Our Music Division

Industry Overview

While major studios have historically dominated the motion picture industry, recent successful independent films such as *The Passion of the Christ, My Big Fat Greek Wedding* and *Sideways* suggest that independent films are garnering an increasing market share of overall box office receipts. According to the Motion Picture Association of America, the average cost for production and distribution, including marketing expenses, of major studio film exceeds $100 million. Independent films generally cost less than $40 million to produce and market. Management believes that focus on screen play quality and character development combined with the increasing eagerness of established actors to experience new, challenging roles can bring these costs to significantly lower levels.

The following outline represents the way in which a typical independent film is produced and brought to market:

An independent film is one that is made outside the major Hollywood studio system. Major studios include such entities as, among others, Universal, Warner Bros., Twentieth Century Fox, Columbia, Paramount, MGM/UA and Disney.

In most instances a producer acquires the rights to an original screenplay or existing literary property such as a novel, play or short story or the producer commissions the preparation of a story outline based on an original concept or idea. Next, the producer, with his own funds or funds obtained from third parties, finances the first draft of a screenplay based on the existing material and any additions, revisions or redrafts to the screenplay that may be required. After receiving an acceptable screenplay the producer "develops the script, which primarily includes assembling the director and the principal actors, preparing the budget and raising of financing for the proposed film.

The methods used by producers to secure production financing vary from project to project, including capital provided by publicly or privately raised pools of investment capital or money provided by “majors” or "mini-majors" or from banks that specifically seek to participate in film financing. An alternate method of feature film financing involves the pre-sale by the producer of certain or all of the films ancillary rights which could include domestic and foreign theatrical rights, domestic cable television, network television, syndicated television and DVD/video cassette. Nazz expects to utilize professional relationships already established by its directors and officer, Nick Stagliano and Lou Digiaimo, to enhance opportunities at this stage of distribution.

Once financing is complete, the film enters the ‘pre-production’ phase, which lasts anywhere from six to twelve weeks during which time locations are secured, casting comes to completion and the shooting schedule drawn. ‘Principal photography’ follows, spanning four to ten weeks, during which time the actual shooting of the film occurs. The ‘post-production’ stage follows, which often spans several months. During post-production the film is edited and music and sound effects are added resulting in a film negative from which prints are made for release by distributors to theaters.

As with production, the arrangements for distribution of a feature film vary greatly. The domestic theatrical market consists of the release of the film in theaters in the U. S. and Canada. Generally this market is the first stop on a film's theatrical release after which the foreign market is explored. It is not uncommon for distributors to pre-sell all or part of the exhibition rights of a film in certain markets (domestically or internationally). This is frequently desirable as it provides an immediate source of revenue for the film and may have the ancillary effect of creating interest in additional markets. It is possible that certain of these pre-sales may be accomplished even prior to the completion of the production. Again, Nazz expects to utilize professional relationships already established by Nick Stagliano and Lou Digiaimo, the Company's directors and officer, to enhance opportunities at this stage of distribution.

Following domestic and foreign exhibition a film is further exploited by the release of home video, by exhibition on pay per view and pay television, increasingly through online distribution, and by exhibition on network television. Thereafter, there may be a second run of cable and network exhibition before the film is ultimately released for syndication to other independent television stations.

Other Key Components of the Independent Film Industry Include:

1) Consumer Products

A successful production and entertainment company must establish and maintain strategic licensing arrangements with consumer products companies in order to generate royalty-based licensing fees, which support recurring revenues. Pursuant to these agreements Nazz intends to provide license to use its characters and distinct film elements in connection for merchandising in exchange for a percentage of net sales of such products.

2) Promotional Partnerships

The success of independent films can be significantly advanced by enhancing the degree of consumer awareness for both theatrical and home video release. Promotional partnerships with well recognized consumer products and services companies provide substantial consumer awareness generated for independent films in exchange for providing the consumer products or services company with the opportunity to associate with additional niches of popular culture. Nazz intends to vigorously pursue such relationships in order to both supplement its production budgets and to generate publicity.

3) Product Life Cycle

Motion pictures generally continue to play in theaters for up to three months if generating positive returns and up to six months or longer following their initial release if highly successful. Motion pictures are generally released in Canada concurrent with release in the U.S. and may concurrently or sequentially also be released in one or several other foreign markets. Following theatrical release, production and distribution companies seek to generate down-stream revenue by distributing movies through a particularized sequential release through various channels of exclusive distribution.

Model Film Release Windows

Release Period	Following Theatrical Release	Approximate Release Duration
Theatrical	(immediate)	0-3 months
Home video/DVD (direct retail and on-line)	3-6 months	1-3 months
Pay per-view and VOD	4-8 months	3-4 months
Pay television	9-12 months	18 months
Network or basic cable	28-48 months	18-60 months
Syndication	48-70 months	12-36 months
Licensing and merchandising	Concurrent	Ongoing
All international releasing	Concurrent	Ongoing

Market Analysis Summary

Motion Pictures

According to the National Association of Theatre Owners ("NATO"), domestic box office revenue reached $9.5 billion in 2003, and has maintained relatively steady growth in revenues and attendance over the past 10 years. NATO found that total domestic box office revenues grew at a compound annual growth rate of 6.9% from 1997 through 2003, and annual attendance grew from 1.4 billion to 1.6 billion over the same period.

Home Video

According to its State of Home Video Report, Kagen World Media ("KWM"), estimated that in 2004 the size of the U.S. home video market was $24.1 billion in 2003. Merrill Lynch estimates the annual growth rate at 8% for 2003. According to the MPAA and Veronis Suhler Stevenson's ("VSS"), increased DVD penetration has driven growth in this sector from 36.4% in 2002 to 43.1% in 2003. The July 2003 Communications Industry Forecast projects that DVD technology will have penetrated 76% of all U.S. households by 2007.

Television Programming

Rapid growth in the cable and satellite television markets drives increased demand for a multitude of television programming genres. In July 2003 VSS reported in its Communications Industry Forecast that spending on cable and satellite television increased by 10.2% to $76.9 billion for the year 2002. Furthermore, annual spending growth in cable and satellite television has outpaced that of the nation's economy since 1995. VSS states that Spending on cable and satellite television is expected to reach a combined $110.5 billion in 2007, experiencing a compound annual growth rate of 7.5% from 2002-2007. Increased capacity for channels on upgraded digital cable systems and satellite television has led to numerous new networks and an increase in demand for programming content. VSS reports that the number of cable and satellite channels increased from 267 in 2002 to 283 in 2003, and a 372% cumulative increase since 1990.

Nazz intends to establish production relationships with A-list talent for specific projects, creating a diverse multi-genre slate of films. The Company is structured to maximize relationships with talent as well as studios and to package and produce a high profile slate of films.

The Company will utilize a scalable, low-overhead approach to film making providing a risk adverse model for both greater creative freedom and a higher rate of return for the Company's equity partners. Nazz believe that cost-efficient, independent films with commercial elements are currently underserved in the feature marketplace. The Company's main focus will be to leverage its extensive talent relationships and industry experience to create a slate of 4-7 feature length motion pictures principally in the $500,000 to $2 million range with bankable talent attachments, while retaining the flexibility to produce larger budget films if the opportunity arises.

Nazz will form, on a picture-by-picture basis, special purpose companies to take the greatest advantage of various tax, subsidies, co-production, or other benefits available to each of the respective productions. In certain cases, this will include the use of foreign companies, which will enable qualifying film projects to use foreign "Soft Money". Such subsidies allow the Company to significantly mitigate the financial risk of each picture because these government funds are "nonrecoupable". In other cases, when a project is

U.S. based, the Company intends to make use of any city, state and federal tax credits (for example the 2004 US Tax code 181). The Company intends to retain the majority of the equity in its slate of films in order to build significant ownership in a film library. The Company will, according to its financing model, retain copyrights and international distribution rights wherever possible.

With regard to distribution and print and advertising, Nazz envisions a first look/co-financing arrangement with a leading international sales organization. Domestic distribution will be arranged on a case-by-case basis to assure the best possible distributor for each project. Unlike many first look and vanity deals, the Company will finance its own overhead and development costs. This strategy will allow Nazz to retain the majority of the equity in its projects, while still benefiting from the studios' unparalleled sales, distribution and marketing infrastructure.

The Company intends to collect revenue for its products and services in several ways.

Domestically:

1) Producer Fees – Nazz intends to charge for the services of key personnel on a picture-by-picture basis in line with industry standard fees associated with employees of the same level of experience. While each film will be negotiated on a picture-by-picture basis, general fees for the producer (s) range from 5%-10% of the film's budget. Nazz currently expects to charge fees in the $50,000 - $100,000 per film.

2) Producer Development and Production Services Fees – as these services are provided on a picture-by-picture basis Nazz intends to collect additional fess in the 3% - 5% of the film budget. Again, depending on the ultimate final budget of the film, these fees could total in the $30,000 - $50,000 range per film.

3) Domestic Film Sales and Rentals – Once production is finished on each film the Company intends to sell each film on a picture-by-picture basis to the highest bidder for the domestic rights to license the film in all formats. While these final numbers will depend on a variety of influences (name talent, quality of final product, market acceptability), historically the domestic market can pay anywhere from 20% - 100% of the film's budget. Nazz has specifically experienced prices for its 2 feature films *The 24th Day* and *The Florentine* in the 60% and 18.5% respectively.

Internationally:

The following chart represents the price generally paid by international territories for independent films based on the final estimated budget of each film. *Chart compiled by *Hollywood Reporter*, 2005

EUROPE				
France	$35-$75	$75-150	$150-375	$375-850
Germany/Austria	60-100	100-300	300-500	500-1.2M
Greece	5-10	10-30	30-50	50-90
Italy	50-100	100-250	250-550	550-1M
Netherlands	25-50	50-90	90-150	150-300
Portugal	10-20	20-40	40-80	80-150
Scandinavia	40-80	80-200	200-300	300-600
Spain	40-80	80-150	150-400	400-1M
United Kingdom	40-75	75-200	200-450	450-1M
ASIA/PACIFIC				
Australia/NZ	$25-$40	$40-75	$75-125	$125-225
Hong Kong	5-15	15-25	25-75	75-125
Indonesia	10-15	15-30	30-50	50-100
Japan	40-100	100-250	250-600	600-1.2M
Malaysia	5-10	10-25	25-75	75-125
Philippines	5-10	10-35	35-75	75-125
Singapore	10-15	15-30	30-75	75-125
South Korea	30-75	75-250	250-450	450-800
Taiwan	10-40	40-100	100-200	200-350
LATIN AMERICA				
Arg/Par/Uru	$5-15	$15-30	$30-60	$60-100
Bol/Peru/Ecu	5-10	10-20	20-40	40-60
Brazil	10-25	25-50	50-100	100-200
Chile	5-15	15-25	25-40	40-60
Colombia	5-10	10-20	20-35	35-75
Mexico	25-60	60-125	125-300	250-500
Venezuela	5-10	10-20	20-40	40-75
EAST EUROPE				
Czech/Slovakia	$10-$20	$20-$50	$50-75	$75-175
Hungary	10-30	30-60	60-100	100-200
Poland	10-30	30-75	75-125	125-200
Russia	20-40	40-150	150-300	300-550
Former Yugoslavia	5-10	10-15	15-25	25-50
OTHER				
China	$5-$20	$20-$40	$40-$75	$75-$150
India	10-20	20-40	40-60	60-125
Israel	5-10	10-15	15-25	25-50
Middle East	5-10	10-20	20-40	40-90
Pakistan	2-5	5-10	10-20	20-30
South Africa	10-15	15-30	30-50	50-90
Turkey	10-25	25-50	50-90	90-125
				Figures in $ thousands

In order to achieve profitability the company intends to begin production on the feature film *Nebraska Fish and Game*, which it currently owns outright, within the first 6 months of 2007. At the presently anticipated budget range, the company expects to see revenue for its production services and for the professional services of Nick Stagliano, our Chairman, Chief Executive Officer and President, as producer and director in the $150,000 range.

Within the 2nd half of 2007 the company plans to begin production on its second feature film currently anticipated to be *Bulls' Night Out*, which it already has a contract in place with Louis Digiaimo Jr. for the production services as well as the producing, directing and co-writing services of Mr. Stagliano, estimated to be at the $250,000 range.

In the 4th quarter 2007, the company anticipates that it will see additional revenue from its equity position in *Nebraska Fish and Game*, and currently expects that this sum for an advance to license the distribution rights to the film should be $300,000 - $500,000.

By the Spring of 2008, the Company plans to be in production on its third feature film, presently *The Need*, which is an original screenplay written by Nick Stagliano, our Chairman, Chief Executive Officer and President, and assigned a first look ownership position with Nazz. The Company plans to see revenue for its production services as well as the producing, directing and writing services of Mr. Stagliano anticipated in $150,000 range.

In the 2nd quarter of 2008, the company also expects to begin collecting additional revenue from advances on the distribution rights to *Bulls' Night Out* presently anticipated in the $500,000 - $750,000 range.

By 3rd quarter of 2008 Nazz plans for production on its 4th feature film currently *Heart of Marble*. This is an original screenplay being written by Mr. Stagliano based on his original idea. The 1st draft is finished and the company has a first look through its deal with Mr. Stagliano. Fees for the production services as well the producing, directing and writing services for Nick Stagliano are $350,000.

Also, by 4th of quarter 2008 the Company intends to begin acquiring outside story ideas, screenplays and films in order to increase its revenue potential. Nazz expects to begin receiving revenue from the release of *The Need*, as well as additional sales from *Nebraska Fish and Game* and *Bulls' Night Out*. Total additional money received is anticipated to be in the $500,000 range.

The Company also intends to start its expansion into television production as well as music distribution by this time.

Within the first 6 months of 2009 the Company plans to start production on its 5th feature film which is yet to be determined. This project will either be acquired from Nick Stagliano, our Chairman, Chief Executive Officer and President, under his first look deal, or purchased or commissioned by outside sources. The Company anticipates having enough working capital to secure rights to several quality projects for its 5th and 6th films. For its production services as well as the producing and directing services of Mr.

Stagliano, Nazz expects to collect revenue in the $350,000 - $500,000 range. Also, during the 1st and 2nd quarter of 2009 the Company will continue to collect revenue from *Heart of Marble*, as well as continue to see revenue from its first 3 films.

The 6th film will begin production by the 3rd quarter of 2009 and again Nazz will continue to collect revenue from its production services as well as the producing service of Mr. Stagliano. Fees for these combined services should be in the $400,000 - $500,000 range. Additionally, the Company will start to collect advance fees for the distribution rights to Film #5. Any remaining revenue from Films 1-4 will also generate additional revenue for the Company as those films start their sales and distribution to the international markets.

2Q – 2007	Production fee *Nebraska Fish and Game*	$50,000
	Producer fee *NFG*	$100,000
4Q – 2007	Production fee *Bulls' Night Out*	$100,000
	Producer fee *Bulls' Night Out*	$150,000
	License/distribution advance *NFG*	$500,000
2Q – 2008	Production fee *The Need*	$25,000
	License/distribution advance *Bulls'*	$750,000
3Q- 2008	Production fee *Heart of Marble*	$100,000
	Producer fee *Heart of Marble*	$250,000
4Q – 2008	License/distribution advance *The Need*	$400,000
1Q – 2009	Production fee Film #5 TBD	$150,000
	Producer fee Film #5	$350,000
2Q – 2009	License/distribution fee *Heart of Marble*	$1,000,000
3Q – 2009	Production fee Film #6 TBD	$150,000
	Producer fee Film #6	$350,000
4Q – 2009	License fee/advance Film #5	$1,000,000

Competition

Motion picture production and distribution are highly competitive businesses. Nazz will need to successfully compete with the major studios, numerous independent motion picture and television production companies for the acquisition of literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Ultimately, our motion pictures will compete with other production and distribution companies for audiences and exhibition outlets.

Major studios have historically dominated the motion picture industry. The term major studios is generally regarded in the entertainment industry to mean: Universal Pictures ("Universal"); Warner Bros.; Twentieth Century Fox; Sony Pictures Entertainment ("Sony"); Paramount Pictures; and The Walt Disney Company ("Disney"). Competitors less diversified than the major studios and considered "mini-majors" include Dreamworks SKG, New Line Cinema, Miramax, Lionsgate and The Weinstein Company. Smaller independent companies that Nazz will also compete with include IFC Films, Greenestreet Films and Peace Arch Entertainment, just to name a few.

Furthermore, we compete with alternative forms of entertainment, such as live productions, sporting events, outdoor recreation and other cultural activities. The success of any of our motion pictures is therefore dependent not only on the quality and acceptance of our own products, but also on the quality and acceptance of other competing motion pictures and alternative forms of entertainment.

We believe the Company can effectively compete for the following reasons:

Strong Management Team with a Successful Track Record. Our creative and production management team, led by Nick Stagliano and Lou Digiaimo, directors and officer of Nazz, have proven track records in the motion picture industry.

Creative and Experienced Talent. Our lead producer and manager of acquisitions of literary and film property, Nick Stagliano, officer and director of the Company, has a proven track record as a lead producer and is a veteran in several aspects of the industry including productions, distribution and financing. Mr Stagliano's career as a lead producer of independent film is most highlighted by *The Florentine* and *The 24th Day* as well as the made for television holiday film, *Home of Angels*. Lou DiGiaimo, director of the Company, joins Mr. Stagliano on the creative and management side of productions, particularly as a casting director for both major studios and independent film (see "Management" section).

Financial Approach. We believe that our disciplined acquisition and production models will minimize the financial risks often associated with film acquisition, production and distribution by procuring co-production agreements, pre-selling international distribution rights, emphasizing efficient production schedules and entering into agreements with top talent attracted in part by the films we seek to develop and produce. While such strategies may limit the potential revenues of certain projects, we believe that this approach will create operating and financial stability and allow us to reserve capital to pursue additional opportunities.

Marketing

The Company plans to specifically devote funds to foster its introduction onto the world entertainment stage in the following ways:

Festival Attendance - the Company intends to send key personnel to major film festivals and strategically significant markets around the globe. We believe this will prove essential to our long term plan of operations for the Company in its plan to emphasize "pre-sale" output deals with international distributors as well as setting the stage for the companies introduction as its own international sales and distribution division. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market.

Trade Advertisements - the Company intends to advertise its slate of productions in important industry trade magazines including: *Variety, Hollywood Reporter, Screen International* and *Filmmaker,* as examples.

Industry Recognition - the Company intends to market itself to the industry by joining industry organizations such as: The Independent Feature Project and the Producer's Guild of America.

Website - the Company will launch its own website that will highlight all of the companies current and future products as well as linking the viewer to specific web pages set up on a project by project basis to better introduce each film to domestic and international audiences and eventually participate in direct merchandizing.

Direct Merchandise Marketing - in addition to using the world wide web to introduce our projects to world film audiences, we also intend to use our website to sell our various merchandizing products directly to the consumer. Some products will include: hats, jackets, mugs, posters and a variety of both company and individual project related products. Additionally, we will have links for consumers to go directly to where they can purchase DVD/VHS tapes of our films.

Nazz will begin the marketing strategy described above immediately and has recently joined The Independent Feature Project, which will help the Company by receiving significant discounts on production related services, as well as invitations to industry related events, screenings and seminars/panels where Nazz will begin to introduce itself more heavily into the film market.

Additionally, Nazz is preparing to attend The American Film Market in Los Angeles in November 2006 to meet directly with sales, production and distribution companies in the motion picture business worldwide. Nazz will continue to strengthen its already existing relationships with companies as well as introduce itself more aggressively onto the world stage. The scope of these results will see immediate results in establishing new markets to sell its product as well as starting to create a bidding war among several film buyers which will enhance the companies' revenue potential for each film.

The Company website plans to launch by January 2007 and the results of this marketing event will be immediate in that both buyers and audience alike will be more readily able to track the companies' product line as well as begin to purchase directly Company ancillary products such as hats, shirts, jackets and other advertising models.

Nazz intends to market its film product through the engagement of motion picture distributors on a picture-by-picture basis. Motion Picture distributors are responsible for the direct prints and advertising budgets and services of each film. Generally, working directly with the Company, a film distributor will develop a specific publicity campaign for the film. Once the campaign is agreed upon, the distributor advances funds (called P & A funds for "prints and advertising"), which are usually an agreed upon amount of at least 20%-50% of the film's production budget. Posters and One-Sheets are produced, as well as the trailer of the film, which the distributor sends out far in advance of the film's release to generate significant interest.

In collaboration with the film's publicist, the distributor and producer arrange a wide variety of events and promotions to market the film, including press and celebrity screenings, parties, and promotional product sponsored gatherings. The internet is also crucial in the marketing of the film and the unit publicist along with the producer and distributor begin as early as possible to create the "buzz" on the world wide web through various film and entertainment related websites, as well as specific sites targeted for the core audience.

Simultaneously, the film is marketed directly to film buyers and theater owners through screenings at various film festivals and markets around the world. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market.

The success of independent films can be significantly increased by enhancing the degree of consumer awareness for both theatrical and home video release. Promotional partnerships with well recognized consumer products and services companies provide substantial consumer awareness generated for independent films in exchange for providing the consumer products or services company with the opportunity to associate with additional niches of popular culture. Nazz intends to vigorously pursue such relationships in order to both supplement its production budgets and to generate publicity.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 50 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $2,500,000 (50,000,000 x $0.05). The management believes that this is an appropriate price for the Offering due to comparison with industry valuation multiples.

As of October 17, 2006, the Movie Production (and Theaters) Services Industry sector traded at a trailing Price / Earnings multiple of 28.5x (Yahoo! Finance). Of even more relevance is an examination of smaller public companies within the Movie Production sector. The Company has analyzed four relevant, comparable firms that have Enterprise Values of less than $100 million (First Look Studios, Gener8xion Entertainment, Genius Products and Peace Arch Entertainment). These companies range in trailing twelve month revenues from 1.05 million to 119.46 million. In all cases these companies have NEGATIVE EBITDA (Earnings Before Interest Taxes Depreciation and Amortization). The Enterprise Value / Revenues multiple for these companies range from .72x to 18.9x, with an average Enterprise Value / Revenues multiple of 6.27x.

Using this data, the Company has determined the $0.05 Offering Price ($2.5 million pre-Offering valuation). The Company is currently anticipating that revenues for 2007 will equal or exceed $900,000. If the Company were to achieve such goal, the Enterprise Valuation multiples noted would imply a Company valuation in excess of $5.6 million at that time. The Company has assumed an annual discount rate of 10% to account for cost of funds AND a further discount of 50% to account for risk of execution. As such, the current valuation would be approximately $2.525 million. The Company has assumed a $2.5 million pre-Offering valuation, equivalent to $0.05 per share.

Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $500,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	50,000	10.0%
Research and Development	25,000	5.0%
Intellectual Property Maintenance	7,500	1.5%
Production	150,000	30.0%
Prints & Advertising	5,000	1.0%
Publicity	12,500	2.5.0%
Professional Fees	250,000	50.0%
Total Use of Proceeds*		100.0%

1. Working Capital. The Company plans to expand its participation in the production of independent films. Working Capital will support the administration and management of film production and distribution.

2. Research and Development. The Company plans to expand its search for independent films and intellectual property that can be developed into such films for the purposes of investment and future productions.

3. Intellectual Property Maintenance. The Company will reserve funds to maintain production rights and/license fees.

4. Production. In the near term, the Company will expand its participation in the direct production of independent films.

5. Prints & Advertising. Prints and Advertising includes, among other activities costs of reproducing and submitting films to parties interested in displaying the films and of advertising for such films.

6. Publicity. The Company will seek to actively promote the Company and its films both within the industry and directly to the public.

7. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Salaries of Officers: The Company's officer, Nick Stagliano, has received no salary until 2006. For the 2006 year, Mr. Stagliano receives a salary of $5,000 per month; however, all of this salary has been accrued to date and not paid to Mr. Stagliano. The Company plans to continue to accrue and not to pay any salaries to the officers and directors until it starts receiving revenues other than proceeds from this offering.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing. In the event that the maximum amount is received by the Company, the Company may seek additional financing in order to execute its business plans. The availability of such financing is uncertain.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Dilution

As of September 30, 2006, the Company had a net pro forma net tangible book value of ($369,933), or approximately $(0.007) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after September 30, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.05 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of September 30, 2006 would have been $130,167, or $0.002 per share. This represents an immediate increase in net tangible book value of $ 0.009 per share to existing stockholders and an immediate dilution in net tangible book value of $ 0.048 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$0.05
Pro forma net tangible book value per share as of September 30, 2006	$(0.007)
Increase per share attributable to new investors	$ 0.009
Dilution per share to new investors	$0.048

Consolidated Financial Data Selected Statements of Income (Loss) Data:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Nazz is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

Selected Financial Data

	Fiscal Year ended,	
RESULTS OF OPERATIONS:	December31, 2005	December 31, 2004
Total revenues	$ 14,448	$ 19,871
Net loss	$ (209,252)	$ (22,801)
Net loss attributable to common stockholders	$ (209,252)	$ (22,801)
Basic and fully diluted loss per common share	$ (209.25)	$ (22.80)
Weighted average common shares outstanding	1,000	1,000

Overview

Fiscal Year ended December 31, 2005 compared with Fiscal Year ended December 31, 2004

Overall Financial Situation. The Company had revenues of $14,448 for the fiscal year ended December 31, 2005, a decrease of $5,423 or 27% from the fiscal year ended December 31, 2004. The Company's revenues consisted mainly from its film production consulting services. The Company has operating expenses of $200,904 for the fiscal year ended December 31, 2005, an increase of $179,659 or 846% from the fiscal year ended December 31, 2004. The increase is primarily due to the continued development of *Nebraska Fish and Game* as well as other film projects in its development slate. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with its film production services. For the fiscal year ended December 31, 2004, the Company had revenues of $19,871 with costs of revenues of $41,116. The Company had stockholders' deficiency at December 31, 2005 in the amount of $287,813, an increase of $209,252 from the stockholders' equity at December 31, 2004 of $78,561. This decrease is primarily due to the net loss incurred in the last year. Selling general and administrative expenses increased from the fiscal year ended December 31, 2004 by $174,236 or 424%, resulting in a loss from operations of $200,904 for the fiscal year ended December 31, 2005. Interest expense increased by $7,415 for the fiscal year ended December 31, 2005 from $1,482 for the fiscal year ended December 31, 2004.

Revenues. The Company had revenues of $14,448 for the fiscal year ended December 31, 2004, a decrease of $5,423 or 27% from the fiscal year ended December 31, 2005. The Company's revenues consisted mainly from its film production consulting services. The decrease in revenues was attributed to lack of any films in production at this time.

Selling, General and Administrative Expenses. Selling general and administrative expenses increased from the fiscal year ended December 31, 2004 by $174,236 or 424%, resulting in a loss from operations of $200,904 for the fiscal year ended December 31, 2005. These expenses consist primarily of employee salaries and other corporate expenses, including business development and general legal activities.

Nine month period ending September 30, 2006.

Overall financial situation. The Company had revenues of $13,100 for the nine month period ended September 30, 2006. The Company's revenues consisted mainly from its film production consulting services. The Company has operating expenses of $87,019 for the nine month period ended September 30, 2006. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with its film production services and specifically the continued development of its feature film development slate. In order to achieve profitability the company intends to begin production on the feature film *Nebraska Fish and Game*, which it currently owns outright, within the first 6 months of 2007. At the presently anticipated budget range, the company expects to realize revenue for its production services and for the professional services of Nick Stagliano, our Chairman, Chief Executive Officer and President, as producer and director in the $150,000 range. In addition, management anticipates that within the 2nd half of 2007 the Company will begin production on its second feature film currently anticipated to be *Bulls' Night Out*, which it already has a contract in place with Louis Digiaimo Jr. for the production services as well as the producing, directing and co-writing services of Mr. Stagliano, estimated to be around $250,000 of revenues. Also, management expects that in the 4th quarter 2007, the company will see additional revenue from its equity position in *Nebraska Fish and Game*, and currently expects that this sum for an advance to license the distribution rights to the film at approximately $300,000 - $500,000.

SUBSEQUENT EVENTS

On October 25, 2006 the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

At September 30, 2006 there were no shares of preferred stock issued or outstanding. On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of October 25, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

On October 10, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

Employees

As of September 30, 2006, the Company had one employee, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company. The Company anticipates it will have 1-5 employees within the next 12 months. Of these employees, management of the Company anticipates that 1 will be clerical, 1 will be administrative and the remainder will handle acquisition and development duties.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services, customer support and product development personnel. Competition for qualified personnel in the film production and distribution industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect on the Company's business, operating results or financial condition.

Facilities

The Company does not own any real estate. The Company's principal operations are located at 214 Sullivan Street, 2C, New York, NY 10012 (approximately 150 sq. feet in office space and 250 sq. feet in ancillary space for administrative space) which it leases on a month to month basis for $400 per month.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Litigation

The Company is not a party to any material legal proceeding.

Management

The following table sets forth certain information regarding the executive officers and directors of the Company as of September 30, 2006:

Name	Positions with the Company	Position Held Since
Nick Stagliano	Chairman, Chief Executive Officer and President	1990
Louis DiGiaimo	Director	2005

Nick Stagliano, Chairman, Chief Executive Officer and President - 48
214 Sullivan Street – Suite 2c, New York, NY 10012 212-475-6270

Mr. Stagliano is an award winning film director and a graduate of NYU's Graduate Film Institute in 1985. Mr. Stagliano is also a Tisch School of the Arts scholarship winner as well as the TSOA Fellowship Award recipient. In 1980, Mr. Stagliano received a bachelors degree (English and Communications) from Villanova University (Cum Laude). Mr. Stagliano has worked for Nazz since its inception as its Chairman, Chief Executive Officer and President. During his tenure, Nazz' projects (current and past) include the following:

2004-present -: Producing and directing the drama "Nebraska Fish and Game".

2002–present - Co-producing and directing the cop thriller "Bulls' Night Out" with Lou Digiaimo (Donnie Brasco, The Godfather, Hannibal, Gladiator).

2002-03 - Produced the feature film version of the award winning play, *The 24th Day* starring James Marsden and Scott Speedman for Nazz. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, the film made its theatrical premiere in New York before moving out throughout the country where it was held over for 4 weeks in Dallas. Most recently, the film had its West Coast Premiere at the prestigious Outfest in Los Angeles. After its theatrical run in Los Angeles, the film was released through Universal Studios on home video in the Fall of 2004. To date, the film has been invited to over 10 festivals throughout the world, and has sold to over 20 international territories. It has screened at Cannes, Milan and the AFM.

1997-1999 - For the predecessor entity to Nazz, Mr. Stagliano produced and directed "The Florentine", which was Mr. Stagliano's first feature film under his Nazz banner. The film stars Jeremy Davies, Michael Madsen, Chris Penn, Luke Perry, Tom Sizemore, Mary Stuart Masterson, Virginia Madsen, Hal Holbrook, Burt Young and James Belushi. This film was executive produced by Francis Ford Coppola. It features music by Bruce Springsteen, Bob Dylan, Tom Waits, Elvis Costello, Lucinda Williams and an original score by Marco Beltrami (T3, Hellboy, Scream, The Practice). The film won Special Jury Award, best narrative feature at the 2000 Nashville Film Festival. It was invited to the Mavericks Film Festival in London, England and screened at Cannes, Milan and in Los Angeles as part of the American Film Market. After a limited theatrical release the film premiered on HBO and the STARZ network. To date, the film has sold to every major international sales territory including Germany, Japan, Spain, Italy, the U.K. and France.

Louis DiGiaimo, Director - 66

214 Sullivan Street – Suite 2C, New York, NY 10012 212-253-5510

Mr. DiGiaimo has been a director of the Company since 2005. Since 1966, Mr. DiGiaimo has worked as the principal and founder of Louis DiGiaimo and Associates a casting agency. As an established casting director Lou DiGiaimo's credits include: *Hannibal*, *Gladiator*, *Sleepers*, *The Juror*, *White Squall*, *Blue Chip*'s, *Thelma & Louise*, *Homicide*, *1492*, *Rain Man*, *Good Morning Vietnam*, *Tin Men*, *29th Street*, *The Package*, *52 Pick-Up*, *The French Connection* and *The Godfather*. He won an Emmy for his casting of the critically acclaimed television series *Homicide: Life on the Streets*. In addition, since 1995, Mr. DiGiaimo has worked as the principal and founder of Silk City Productions, a film production company. Mr. DiGiaimo is currently producing a television project, *The Demon Squad*, in association with Wes Craven and Dimension. Most recently he produced *Dinner Rush*, starring Danny Aiello; *Donnie Brasco,* starring Al Pacino and Johnny Depp; *An Everlasting Piece*, directed by Barry Levinson and the television series *Falcone* for CBS. In all, Louis DiGiaimo has worked with some of Hollywood's most noted directors including Oscar winners Francis Ford Coppola, William Friedkin, Barry Levinson and Ridley Scott.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Nick Stagliano and Louis DiGiaimo. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Pennsylvania corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Pennsylvania law, including in circumstances in which indemnification is otherwise discretionary under Pennsylvania law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

SHARES BENEFICIALLY OWNED BEFORE THE OFFERING SHARES OWNED AFTER THE OFFERING BY NAMED EXECUTIVE OFFICERS AND DIRECTORS

Name	Common Stock	Preferred Stock
Nick Stagliano Chairman, Chief Executive Officer and President	50,000,000	100,000
Louis DiGiaimo Director	0	0

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (2 PERSONS) 50,000,000 shares of common stock and 100,000 shares of preferred stock which is all of the issued and outstanding shares of common stock of the Company prior to this offering and all of the issued and outstanding shares of preferred stock of the Company.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of September 30, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record by one stockholder, Nick Stagliano. There will be a maximum of 60,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock: As of the date of this registration statement, there were 100,000 shares of Preferred Stock outstanding that were held of record by one stockholder, Nick Stagliano. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of Common Stock issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. Each Preferred Shares shall automatically be converted into 250 shares of Common Stock at any time at the option of the Company. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares.

The holders of Preferred Stock are entitled to receive ratably (with holders of Common Stock) such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to share ratably (with holders of Common Stock) in all assets remaining after payment of liabilities, if any, then outstanding. All outstanding shares of Preferred Stock are fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Island Stock Transfer located at 100 Second Avenue S., Suite 300N, St. Petersburg, Florida 33701 and its telephone number is: (727) 287-0010.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 60,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 50,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 600,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing un-audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 1st day of November, 2006.

NAZZ PRODUCTIONS INC.

Nick Stagliano, Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Nick Stagliano, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

Nick Stagliano, Chairman, Chief Executive Officer and President and Director (Principal Executive Officer), November 1, 2006

Louis DiGiaimo, Director, November 1, 2006

Exhibit 1

rofilm Number 9013 865

Filed with the Department of State on MAR 22 1990

tity Number 1557794

Christopher A. Lewis

Secretary of the Commonwealth

23-2600405

ARTICLES OF INCORPORATION

DSCB:15-1306(Rev 89)

ficate type of domestic corporation (check one): C-Corp

__ Business-stock (15 Pa. C.S. § 1306)

__ Business-nonstock (15 Pa. C.S. § 2102)

__ Business-statutory close (15 Pa. C.S. § 2304a is applicable)

____ Professional (15 Pa. C.S. § 2903)

____ Management (15 Pa. C.S. § 2701)

____ Cooperative (15 Pa. C.S. § 7701)

The name of the corporation is: NAZZ PRODUCTIONS, INC.

This corporation is incorporated under the provisions of the Business Corporation Law of 1988.

The (a) address of this corporation's initial registered office in this Commonwealth or (b) commercial registered office provider and the county of venue is:

844 Thomas Road, Lafayette Hill, Pennsylvania 19444 Montgomery

Number and Street City State Zip County

Name of Commercial Registered Office Provider County

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

The aggregate number of shares authorized is: 1,000 Common (other provisions, if any, attach 8 1/2 x 11 sheet)

The name and address, including street and number, if any, of each incorporator is:

Name	Address	Signature	Date
Nicholas Stagliano	844 Thomas Road, Lafayette Hill, Pa. 19444	Nicholas Stagliano	3/20/90

The specified effective date, if any, is: 4/2/90

month day year hour, if any

Any additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "Public Offering" within the meaning of the Securities Act of 1933 (15U.S.C. § 77A et seq.).

Business cooperative corporations only: (Complete and strike out inapplicable term) The common bond of membership among its members/shareholders is:

Entity #: 1557794
Date Filed: 10/27/2006
Pedro A. Cortés
Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Articles of Amendment-Domestic Corporation
(15 Pa.C.S.)

☑ Business Corporation (§ 1915)
☐ Nonprofit Corporation (§ 5915)

Document will be returned to the name and address you enter to the left.

PENNCORP SERVICEGROUP, INC.
600 NORTH SECOND STREET
PO BOX 1210
HARRISBURG, PA 17108-1210 (9441)

Commonwealth of Pennsylvania
ARTICLES OF AMENDMENT-BUSINESS 4 Page(s)

T0630063114

Fee: $70

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
NAZZ PRODUCTIONS INC.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) Number and Street	City	State	Zip	County
1931 BERKLEY ROAD	NORRISTOWN	PA	19403	MONTGOMERY

(b) Name of Commercial Registered Office Provider — County
c/o

3. The statute by or under which it was incorporated: 15 Pa. C. S. Section 1306

4. The date of its incorporation: March 22, 1990

5. *Check, and if appropriate complete, one of the following:*

☑ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

☐ The amendment shall be effective on: ____________ at ____________
Date Hour

PA DEPT OF STATE
2006 OCT 27 PM 12:44

DSCB:15-1915/5915-2

6. *Check one of the following:*

☑ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

☐ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate, complete one of the following:*

☐ The amendment adopted by the corporation, set forth in full, is as follows

☑ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

☑ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

24 day of October

2006

NAZZ PRODUCTIONS INC.
Name of Corporation

[signature]
Signature

President
Title

NAZZ PRODUCTIONS INC.

ARTICLES OF INCORPORATION
AS AMENDED AND RESTATED IN THEIR ENTIRETY

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
CORPORATION BUREAU

In compliance with the requirements of the Business Corporation Law, NAZZ PRODUCTIONS INC., hereby amends and restates its Articles of Incorporation in their entirety so that the same read as follows:

1. The name of the corporation is: NAZZ PRODUCTIONS INC.

2. The location and post office address of the registered office of the corporation in this Commonwealth is: 1931 BERKLEY ROAD NORRISTOWN PA. 19403

3. The name of the Commercial Registered Office Provider is: National Registered Agents, Inc.

4. The corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania for the following purpose or purposes:

The corporation shall have unlimited power to engage in and do any and all lawful business for which a corporation may be incorporated under the Business Corporation Law of 1988, including without limitation, the power to engage in manufacturing of any nature whatsoever.

5. The term for which the corporation is to exist is: Perpetual.

6. The Aggregate number of shares which the corporation shall have authority to issue shall be 500,000,000 shares of common stock having a par value of $0.0001 per share and 100,000 shares of preferred stock having a par value of $0.0001 per share. The Board of Directors of the corporation has full right and authority to divide such shares, at any time and from time to time, into one or more classes or series, or both, as the Board may designate, and to determine for any such class or series its voting rights, designations, preferences and privileges, including, without limitation, conversion rights.

7. The shareholders of the corporation shall not be entitled to cumulative voting rights with respect to the election of directors.

8. The corporation hereby limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Pennsylvania corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Exhibit 3

Entity #: 1557794
Date Filed: 10/27/2006
Pedro A. Cortés
Secretary of the Commonwealth

Rx Date/Time OCT-25-2006(WED) 21:10
Oct 26 06 09:07a
P. 007
p.7

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Statement with Respect to Shares
Domestic Business Corporation
(15 Pa.C.S. § 1522)

Document will be returned to the name and address you enter to the left.

PENNCORP SERVICEGROUP, INC.
600 NORTH SECOND STREET
PO BOX 1210 (9441)
HARRISBURG, PA 17108-1210

Commonwealth of Pennsylvania
STATEMENT WITH RESPECT TO SHARES 4 Page(s)

T0630063113

Fee: $70

In compliance with the requirements of 15 Pa.C.S. § 1522(b) (relating to statement with respect to shares), the undersigned corporation, desiring to state the designation and voting rights, preferences, limitations, and special rights, if any, of a class or series of its shares, hereby states that:

1. The name of the corporation is:
NAZZ PRODUCTIONS INC.

2. *Check and complete one of the following:*

☐ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) (relating to divisions and determinations by the board), set forth in full, is as follows:

☑ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) is set forth in full in Exhibit A attached hereto and made a part hereof.

3. The aggregate number of shares of such class or series established and designated by (a) such resolution, (b) all prior statements, if any, filed under 15 Pa.C.S. § 1522 or corresponding provisions of prior law with respect thereto, and (c) any other provision of the Articles is 100,000 shares.

PA DEPT OF STATE
2006 OCT 27 PM 12:44

DSCB:15-1522-2

4. The resolution was adopted by the Board of Directors or an authorized committee thereon on:
OCTOBER 24, 2006

5. *Check, and if appropriate complete, one of the following:*

☑ The resolution shall be effective upon the filing of this statement with respect to shares in the Department of State.

☐ The resolution shall be effective on: __________ at __________.
Date Hour

IN TESTIMONY WHEREOF, the undersigned corporation has caused this statement to be signed by a duly authorized officer thereof this

24 day of October, 2006.

NAZZ PRODUCTIONS INC.
Name of Corporation

Nick Stagliano
Signature

President
Title

CERTIFICATE OF DESIGNATION

OF SERIES A PREFERRED SHARES

OF NAZZ PRODUCTIONS INC.

Pursuant to Section 15.Pa. C. S §1522 of the State of Pennsylvania

---

The holders of the Series A Preferred Shares par value $0.0001 (the "Preferred Shares") of NAZZ PRODUCTIONS INC. (the "Company") shall have the following rights and preferences:

1. Designation and Amount. The number of shares constituting the series of Preferred Shares shall be 100,000.

2. Voting.

(a) Each issued and outstanding Preferred Shares shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class.

(b) The Company shall not amend, alter or repeal the Preferred Shares, special rights or other powers of the Preferred Shares so as to affect adversely the Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3. Mandatory Conversion. Each Preferred Shares shall automatically be converted into 250 shares of common stock of the Company ("Common Share") at any time at the option of the Company. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares.

IN WITNESS WHEREOF, NAZZ PRODUCTIONS INC. has caused this Certificate of Designation of the Preferred Shares to be signed and attested to by its duly authorized officers as of the 24 day of October, 2006.

NAZZ PRODUCTIONS INC.

By: [signature]
Name: Nick Stagliano
Title: President

ATTEST:

By: [signature]
Louis DiGiaimo, Director

Exhibit 4

BYLAWS

OF

NAZZ PRODUCTIONS INC.

INCORPORATED UNDER THE LAWS OF PENNSYLVANIA

ARTICLE I - IDENTIFICATION

SECTION 1. PRINCIPAL OFFICE. The principal office of the Company shall be at such place within or outside of the Commonwealth of Pennsylvania as the Board of Directors shall by resolution from time to time designate.

SECTION 2. SEAL. The Company shall have a corporate seal in such form as the Board of Directors shall by resolution from time to time prescribe.

SECTION 3. FISCAL YEAR. The fiscal year shall end on the last day of December of each year and begin on the following day.

ARTICLE II - SHAREHOLDERS' MEETING

SECTION 1. PLACE OF MEETINGS. Meetings of the shareholders of the Company shall be held at the principal office of the Company or at such other place within or without the Commonwealth of Pennsylvania as may be fixed by the Board of Directors.

SECTION 2. ANNUAL MEETING. The annual meeting of the shareholders shall be held on the second Wednesday in September each year at two o'clock p.m., or on such other day or at such other time as may be fixed by the Board of Directors. The shareholders at the annual meeting shall: (i) elect a Board of Directors; and (ii) transact such other business as may properly be brought before such meeting.

SECTION 3. CHAIRMAN OF MEETING. All meetings of shareholders shall be called to order and presided over by the Chairman of the Board or in his absence, by the President, or in the absence of both, by the person designated in writing by the Chairman or President.

SECTION 4. DETERMINATION OF RECORD DATES. The Board of Directors shall fix a time, not less than ten or more than seventy days, prior to the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of and to vote on such meeting.

SECTION 5. NOTICE TO SHAREHOLDERS. Written notice of every meeting of the shareholders shall be given by, or at the direction of, the person or persons authorized to call the meeting, to each shareholder of record entitled to vote at the meeting: (i) at least thirty days prior to the date fixed for the annual meeting; (ii) at least ten days prior to the date fixed for any special meeting, unless, in either case, a greater period of notice is required by law to be given in advance of such particular meeting. Written notice shall be deemed to be sufficient if given to the shareholder personally, or by sending a copy thereof through the mail to his address appearing on the books of the Company, or supplied by him to the Company for the purpose of notice. The notice required by this By-Law shall specify the place, date and hour of the meeting, and in case of a special meeting, the general nature of the business to be transacted.

SECTION 6. NOMINATIONS AND BUSINESS AT MEETINGS. At any annual meeting of shareholders, only persons who are nominated or business that is proposed in accordance with the procedures set forth in this Section 6 shall be eligible for election as Directors or considered for action by shareholders. Nominations of persons for election to the Board of Directors of the Company may be made or business proposed at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice and other procedures set forth in this Section 6. Such nominations or business proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company and such proposals must, under applicable law, be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal office of the Company not less than 120 days nor more than 210 days in advance of the date which is the anniversary of the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

Such shareholder's notice shall set forth (i) as to each person who such shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such person on whose behalf such proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such shareholder and beneficial owner, if any, (b) the class and number of shares of the Company which are beneficially owned, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) with respect to any such nomination(s) or proposal(s) and (d) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named, or move the proposal identified, in its notice. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company. No person shall be eligible for election as a Director of the Company and no business shall be conducted at the annual meeting of shareholders, other than those made by or at the direction of the Board of Directors, unless nominated or proposed in accordance with the procedures set forth in this Section 6. The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination or proposal was not made in accordance with the provisions this Section 6 and, if he should so determine, he shall so declare to the meeting and the defective nomination or proposal shall be disregarded.

ARTICLE III - DIRECTORS

SECTION 1. GENERAL POWERS OF BOARD OF DIRECTORS. The business and affairs of the Company shall be managed by its Board of Directors which is hereby authorized and empowered to exercise all corporate powers of the Company.

SECTION 2. QUALIFICATION AND NUMBER. The Board of Directors shall have the power to fix the number of directors and from time to time by proper resolution to increase or decrease the number thereof without a vote of the shareholders.

SECTION 3. ELECTION AND TERM. Except as provided in the Company's Restated Articles of Incorporation as amended, the shareholders shall at each annual meeting elect directors each of whom shall serve until the annual meeting of shareholders next following his election and until his successor is elected and shall qualify.

SECTION 4. VACANCIES. Vacancies on the Board of Directors, including vacancies from any increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the shareholders who may make such election at the next annual meeting of the shareholders or at any special meeting to be called for that purpose and held prior thereto.

SECTION 5. NOMINATION OF DIRECTORS. Candidates for election to the Board of Directors at an annual meeting of the shareholders shall be nominated at a regular or special meeting of the Board. Candidates for such election also may be nominated by any shareholder entitled to vote at the meeting in accordance with Article II-Section 6. If any nominee chosen by the Board shall be unwilling or unable to serve as a director if elected, a substitute nominee shall be designated by the Board, and announcement of such designation shall be made at the meeting of the shareholders prior to the voting upon election of directors.

SECTION 6. ORGANIZATION MEETING OF BOARD OF DIRECTORS. The Board of Directors shall without notice meet each year upon adjournment of the annual meeting of the shareholders at the principal office of the Company, or at such other time or place as shall be designated in a notice given to all nominees for director, for the purposes of organization, fixing of times and places for regular meetings of the

Board for the ensuing year, election of officers and consideration of any other business that may properly be brought before the meeting.

SECTION 7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at such times and places as shall be fixed at the organization meeting of the Board or as may be otherwise determined by the Board.

SECTION 8. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary and shall be called by the Secretary at the written request of any two directors.

SECTION 9. NOTICE OF REGULAR AND SPECIAL MEETINGS. No notice of a regular meeting of the Board of Directors shall be necessary if the meeting is held at the time and place fixed by the Board at its organization meeting or at the immediately preceding Board meeting. Notice of any regular meeting to be held at another time or place and of all special meetings of the Board, setting forth the time and place of the meeting, and in the case of a special meeting the purpose or purposes thereof, shall be given by letter or other writing deposited in the United States mail not later than during the third day immediately preceding the day for such meeting, or by telephone, telex, facsimile or other oral, written or electronic means, received not later than during the day immediately preceding the day for such meeting or such shorter period as the person or persons calling such meeting may deem necessary or appropriate under the circumstances

SECTION 10. QUORUM. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, and the acts of the majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. If at any meeting a quorum shall not be present, the meeting may adjourn from time to time until a quorum shall be present.

SECTION 11. WRITTEN CONSENT. Any action which may be taken at a meeting of the Board of Directors or at a meeting of the executive or other committee as hereinafter provided may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all the directors or the members of the committee, as the case may be, and shall be filed with the Secretary of the Company.

SECTION 12. PARTICIPATION BY CONFERENCE TELEPHONE. One or more directors may participate in a meeting of the Board of Directors or of a committee of the Board as hereinafter provided for by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

SECTION 13. EXECUTIVE COMMITTEE. The Board of Directors may, by resolution adopted by a majority of the whole Board, constitute, abolish or reconstitute an Executive Committee of the Board as the Board may determine, and shall include the Chief Executive Officer, if any, or the President. The other members of the Executive Committee shall be appointed and may be removed by the Board. The Chief Executive Officer, if any, or the President shall act as Chairman of such Committee, and in his absence, the Committee shall select one of its members to act as Chairman. The Chairman of the Committee shall have power to vote on all questions. The members of the Committee shall hold office until the first meeting of the Board of Directors after the next succeeding annual meeting of the shareholders and until their successors are appointed.

The Board of Directors shall fill any vacancy in the Executive Committee, and it shall be its duty to keep the membership of such Committee full.

The Executive Committee shall keep proper minutes and records of its proceedings, and all actions of the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such actions, and when the Board is not in session the Executive Committee shall have all powers and rights of the Board unless limited by a resolution of the Board.

All questions shall be decided by the vote of the majority of the members of such Committee present.

SECTION 14. OTHER COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees, each committee to consist of two or more directors.

SECTION 15. COMPENSATION OF OFFICERS AND ASSISTANT OFFICERS. Unless otherwise determined by resolution adopted by the majority of the entire Board of Directors, the Chief Executive Officer of the Company or such officer as he may designate shall have the authority to determine, fix and change the compensation of all officers and assistant officers of the Company except those which are executive officers (as defined under the Securities Exchange Act of 1934).

ARTICLE IV - OFFICERS

SECTION 1. NUMBER AND ELECTION. The Board of Directors shall elect a Chairman of the Board, a President, a Secretary and a Treasurer, and may elect such other officers and assistant officers as the Board may deem appropriate.

SECTION 2. TERM OF OFFICE. The term of office for all officers shall be until the organization meeting of the Board of Directors following the next annual meeting of shareholders or until their respective successors are elected and shall qualify, but any officer may be removed from office, either with or without cause, at any time by the affirmative vote of the majority of the members of the Board then in office. A vacancy in any office arising from any cause may be filled for the unexpired term by the Board.

SECTION 3. CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors at which he is present. He may be a member of any of the committees of the Board.

SECTION 4. CHIEF EXECUTIVE OFFICER. Subject to the control of the Board of Directors, the Chief Executive Officer shall have general control and direction of the business of the Corporation. If no person is elected to the office of the Chief Executive Officer, the President shall be the Chief Executive Officer. In addition, he shall be a member of the Executive Committee and may be a member of the other committees of the Board. In the absence of the Chairman, he shall have the powers of the Chairman of the Board.

SECTION 5. PRESIDENT. The President shall have such powers and perform such duties as the Board of Directors may specify. In the absence of a Chief Executive Officer, the President shall be the Chief Executive Officer and shall have general supervision over the business and affairs of the Company and be a member of the Executive Committee and may be a member of the other committees of the Board.

SECTION 6. SECRETARY. The Secretary shall attend meetings of the shareholders, the Board of Directors and the Executive Committee, shall keep minutes thereof in suitable books, and shall send out all notices of meetings as required by law or by these Bylaws. He shall, in general, perform all duties incident to the office of the Secretary and perform such other duties as may be assigned to him by the Board, the Chief Executive Officer.

SECTION 7. TREASURER. The Treasurer shall have charge and custody of and be responsible for all funds and deposit all sums in the name of the Company in banks, trust companies or other depositories; he shall receive and give receipts for money due and payable to the Company from any source whatsoever, and in general shall perform all the duties incident to the office of the Treasurer and such other duties as may be assigned to him by the Board of Directors, the Chief Executive Officer or by any officer to whom the Chief Executive Officer has directed him to report.

SECTION 8. OTHER OFFICERS. The powers and duties of other officers shall be such as may, from time to time, be prescribed by the Board of Directors or the Chief Executive Officer.

SECTION 9. DELEGATION OF DUTIES OF OFFICERS. In case of the absence of any officer of the Company or for any other reason that the Board of Directors may deem sufficient, the Board, or in the absence of action by the Board, the Chief Executive Officer, or in his absence, the Chairman of the Board, may delegate for the time being the powers and duties of any officer to any other officer or to any director.

ARTICLE V - EXECUTION OF WRITTEN INSTRUMENTS

The Board of Directors shall, from time to time, designate the officers, employees or agents of the Company who shall have power in its name to sign and endorse checks and other negotiable instruments, and to borrow money for the Company and in its name to make notes or other evidence of indebtedness. Any officer so designated by the Board may further delegate his powers to the extent provided in any resolution of the Board. Unless otherwise authorized by the Board, all contracts, leases, deeds and deeds of trust, mortgages, powers of attorney to transfer stock and all other documents requiring the seal of the Company shall be executed for and on behalf of the Company by the Chairman of the Board, the President or any Vice President, and shall be attested by the Secretary or an Assistant Secretary.

ARTICLE VI - CERTIFICATES OF STOCK AND TRANSFERS OF STOCK

SECTION 1. FORM OF SHARE CERTIFICATES AND TRANSFER. Share certificates representing the capital stock of the Company shall be in such form as the Board of Directors may from time to time determine. Each certificate shall be signed by the Chairman of the Board, the Chief Executive Officer, the President or one of the Vice Presidents or other officer designated by the Board and shall be countersigned by the Treasurer or an Assistant Treasurer and sealed with the seal of the Company. If such certificates of stock are signed or countersigned by a corporate transfer agent and a corporate registrar of the Company, such signature of the Chairman of the Board, the President or other officer, and the countersignature of the Treasurer or Assistant Treasurer, and such seal, or any of them, may be a facsimile, engraved or printed.

SECTION 2. TRANSFER AGENT AND REGISTRAR. The Board of Directors may appoint an incorporated bank or trust company to act as transfer agent for the Company's capital stock with such duties and powers as may be prescribed by the Board in the resolutions appointing them; and an incorporated bank or trust company to act as registrars of the Company's capital stock. A share certificate of the Company shall not be valid or binding unless countersigned by a transfer agent and registered before issue by a registrar.

SECTION 3. REGISTERED SHAREHOLDERS. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Pennsylvania.

SECTION 4. LOST CERTIFICATE. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact and advertise the same in such manner as the Board of Directors may require, and shall, if the directors so require, give the Company a bond of indemnity, inform and with one or more sureties satisfactory to the Board, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

SECTION 5. DETERMINATION OF SHAREHOLDERS ENTITLED TO DIVIDENDS, DISTRIBUTIONS OR RIGHTS. The Board of Directors may fix a time not more than fifty days prior to the date fixed for the payment of any dividend or distribution or the date for the allotment of rights or the date when any change or conversion or exchange of shares will be made or go into effect as a record date for the determination of the shareholders entitled to receive payment of any such dividend or distribution or to receive any such allotment or rights or to exercise the rights in respect to any such change, conversion or exchange of shares.

ARTICLE VII - LIMITATION OF DIRECTOR LIABILITY

To the fullest extent that the laws of the Commonwealth of Pennsylvania, as in effect on January 27, 1987 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of the Company shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. This Article shall not apply to any action filed prior to January 27, 1987, nor to any breach of performance of duty or any failure of performance of duty by any director occurring prior to January 27, 1987. The provisions of this Article shall be deemed to be a contract with each director of the Company who serves as such at any time while such provisions are in effect, and each such director shall be deemed to be serving as such in reliance on the provisions of this Article. This Article shall not be amended, altered or repealed without the affirmative vote of the holders of at least 80% of the voting power (without consideration of the rights of any class of stock to elect directors by a separate class) of the then outstanding shares of Capital stock of the Company entitled to vote in an annual election of directors, voting together and not as separate classes, unless such amendment, alteration or repeal is first recommended and approved by a majority of the entire Board of Directors in which case only a majority shareholder vote shall be required. Such affirmative vote shall be required notwithstanding the fact that no vote is required, or that a lesser percentage may be specified, bylaw or in any agreement with any national securities exchange or otherwise. Any amendment to, alternation, or repeal or adoption of this Article which has the effect of increasing director liability shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by a director prior thereto.

ARTICLE VIII - INDEMNIFICATION

SECTION 1. Entitlement to Indemnification. The Corporation shall, to the extent that a determination of entitlement is made pursuant to, or to the extent that entitlement to indemnification is otherwise accorded by, this Article, indemnify every person who was or is a director, officer or employee of the Corporation (hereinafter referred to as the "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any investigation, claim, action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the Indemnitee is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such investigation, claim, action, suit or proceeding hereinafter being referred to as a "Proceeding"), against any expenses and any liability actually and in good faith paid or incurred by such person in connection with such Proceeding; provided, that indemnification may be made with respect to a Proceeding brought by an Indemnitee against the Corporation only as provided in the last sentence of this Section 6.1. As used in this Article, the term "expenses" shall include fees and expenses of counsel and all other expenses (except any liability) and the term "liability" shall include amounts of judgments, fines or penalties and amounts paid in settlement. Indemnification may be made under this Article for expenses incurred in connection with any Proceeding brought by an Indemnitee against the Corporation only if (1) the Proceeding is a claim for indemnification under this Article or otherwise, (2) the Indemnitee is successful in whole or in part in the Proceeding for which expenses are claimed, or (3) the indemnification for expenses is included in a settlement of, or is awarded by a court in, a Proceeding to which the Corporation is a party.

SECTION 2. Advancement of Expenses. All expenses incurred in good faith by or on behalf of the Indemnitee with respect to any Proceeding shall, upon written request submitted to the Secretary of the Corporation, be advanced to the Indemnitee by the Corporation prior to final disposition of such Proceeding, subject to any obligation which may be imposed by law or by provision in the Articles, bylaws, an agreement or otherwise to repay the Corporation in certain events.

SECTION 3. Indemnification Procedure.

(a) To obtain indemnification under this Article, an Indemnitee shall submit to the Secretary of the Corporation a written request, including such supporting documentation as is reasonably available to the Indemnitee and reasonably necessary to the making of a determination of whether and to what extent the Indemnitee is entitled to indemnification. The Secretary of the Corporation shall promptly thereupon advise the General Counsel in writing of such request.

(b) The Indemnitee's entitlement to indemnification shall be determined by a Referee (selected as hereinafter provided) in a written opinion. The Referee shall find the Indemnitee entitled to indemnification unless the Referee finds that the Indemnitee's conduct was such that, if so found by a court, indemnification would be prohibited by Pennsylvania law.

(c) "Referee" means an attorney with substantial expertise in corporate law who neither presently is, nor in the past five years has been, retained to represent: (i) the Corporation or the Indemnitee, or an affiliate of either of them, in any matter material to either such party, except to act as a Referee in similar proceedings, or (ii) any other party to the Proceeding giving rise to a claim for indemnification under this Article. The Corporation's General Counsel, if Disinterested (as hereinafter defined), or if not, the Corporation's senior officer who is Disinterested, shall propose a Referee. The Secretary of the Corporation shall notify the Indemnitee of the name of the Referee proposed, whose appointment shall become final unless the Indemnitee, within 10 days of such notice, reasonably objects to such Referee as not being qualified, independent or unbiased. If the Corporation and the Indemnitee cannot agree on the selection of a Referee, or if the Corporation fails to propose a Referee, within 45 days of the submission of a written request for indemnification, the Referee shall be selected by the American Arbitration Association. The General Counsel or a senior officer shall be deemed Disinterested if not a party to the Proceeding and not alleged in the pleadings as to the Proceeding to have participated in the action, or participated in the failure to act, which is the basis for the relief sought in the Proceeding.

(d) Notwithstanding any other provision of this Article, to the extent that there has been a determination by a court as to the conduct of an Indemnitee such that indemnification would not be prohibited by Pennsylvania law, or if an Indemnitee would be entitled by Pennsylvania law to indemnification, the Indemnitee shall be entitled to indemnification hereunder.

(e) A determination under this Section 3 shall be conclusive and binding on the Company but not on the Indemnitee.

SECTION 4. Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation of a portion, but not all, of the expenses or liability resulting from a Proceeding, the Corporation shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled.

SECTION 5. Insurance. The Corporation may purchase and maintain insurance to protect itself and any Indemnitee against expenses and liability asserted or incurred by any Indemnitee in connection with any Proceeding, whether or not the Corporation would have the power to indemnify such person against such expense or liability by law, under an agreement or under this Article. The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification.

SECTION 6. Agreements. The Corporation may enter into agreements with any director, officer or employee of the Corporation, which agreements may grant rights to the Indemnitee or create obligations of the Corporation in furtherance of, different from, or in addition to, but not in limitation of, those provided in this Article, without shareholder approval of any such agreement. Without limitation of the foregoing, the Corporation may obligate itself (1) to maintain insurance on behalf of the Indemnitee against certain expenses and liabilities and (2) to contribute to expenses and liabilities incurred by the Indemnitee in accordance with the application of relevant equitable considerations to the relative benefits to, and the relative fault of, the Corporation.

SECTION 7. Miscellaneous. The entitlement to indemnification and advancement of expenses provided for in this Article (1) shall be a contract right, (2) shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled under any Article, bylaw, agreement, vote of shareholders or directors or otherwise, (3) shall continue as to a person who has ceased to be a director, officer or employee and (4) shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnification or advancement of expenses under this Article.

SECTION 8. Construction. If any provision of this Article shall be held to be invalid, illegal or unenforceable for any reason (1) such provision shall be invalid, illegal or unenforceable only to the extent of such prohibition and the validity, legality and enforceability of the remaining provisions of this Article shall not in any way be affected or impaired thereby, and (2) to the fullest extent possible, the remaining provisions of this Article shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 9. Effectiveness. This Article shall apply to every Proceeding other than a Proceeding filed prior to January 27, 1987, except that it shall not apply to the extent that Pennsylvania law does not permit its application to any breach of performance of duty or any failure of performance of duty by an Indemnitee occurring prior to January 27, 1987.

SECTION 10. Amendment. This Article may be amended or repealed at any time in the future by vote of the directors without shareholder approval; provided, that any amendment or repeal, or adoption of any Article of the Restated Articles or any other bylaw of the Corporation, which has the effect of limiting the rights granted to directors under this Article, shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in an annual election of directors, voting together as a single class. Any amendment or repeal, or such Article or other bylaw, limiting the rights granted under this Article shall operate prospectively only, and shall not limit in any way the indemnification provided for herein with respect to any action taken, or failure to act, by an Indemnitee prior thereto.

ARTICLE IX - NON-APPLICABILITY OF PROVISIONS OF PENNSYLVANIA ACT NO. 36 OF 1990(

The following provisions of Pennsylvania Act No. 36 of 1990 shall not be applicable to the Company:

A. Subchapter G of Chapter 25 of Title 15 of the Pennsylvania Consolidated Statutes.

B. Subchapter H of Chapter 25 of Title 15 of the Pennsylvania Consolidated Statutes.

ARTICLE X - BYLAWS SUBJECT TO PROVISIONS OF ARTICLES OF INCORPORATION

In case of any conflict between the provisions of these Bylaws and the Company's Restated Articles of Incorporation as amended from time to time, the provisions of the Articles of Incorporation shall control, and with respect to any provisions required to be set forth in the Bylaws, the applicable provisions of the Articles of Incorporation are and shall be incorporated herein by reference and shall be deemed a part of these Bylaws.

ARTICLE XI - AMENDMENTS

Except as otherwise provided in Articles VII and VIII, these Bylaws may be altered, amended, added to or repealed by the Board of Directors at any meeting of the Board duly convened with or without notice of that purpose, subject to the power of the shareholders to change such action.

Exhibit 5

THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ENTITY SUBSCRIPTION AGREEMENT

NAZZ PRODUCTIONS INC.
214 Sullivan Street, Suite 2C
New York, New York 10012
Attention: Nick Stagliano, Chairman, Chief Executive Officer and President

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that NAZZ PRODUCTIONS INC., a Pennsylvania corporation ("NAZZ" or the "Company") is offering for sale up to 10,000,000 shares of common stock (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a offering by NAZZ (the "Offering") that is being made pursuant to a registration statement on Form 1-A (attached hereto as Appendix B) with respect to the Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act.

1) Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix A, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that NAZZ shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by NAZZ only when it is signed by a duly authorized officer of NAZZ, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, NAZZ shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of NAZZ and at such other time and place as NAZZ shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares shall be received by NAZZ from the undersigned by check or wire transfer of immediately available funds at the Closing, in an amount as set forth in Appendix A hereto. NAZZ shall deliver the Shares, issued by NAZZ, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with NAZZ and each officer, director, and agent of NAZZ that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning NAZZ.

(a) The undersigned understands that the investment in NAZZ through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that NAZZ has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix A hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and NAZZ. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix A hereto and of NAZZ to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor NAZZ has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and NAZZ shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by NAZZ (except to a subsidiary or parent entity of NAZZ) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF PENNSYLVANIA WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF PENNSYLVANIA TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF NAZZ SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF PENNSYLVANIA.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to NAZZ, to it at the following address:

NAZZ PRODUCTIONS INC.
214 Sullivan Street, Suite 2C
New York, New York 10012
Attention: Nick Stagliano, Chairman, Chief Executive Officer and President

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by NAZZ, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify NAZZ upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___th day of November, 2006.

____
[Name of subscriber]

By: ______________________________
Name:
Title:

____
Address of Subscriber

____
Subscriber's Tax Identification Number

Accepted by:

NAZZ PRODUCTIONS INC.

By______________________________
Nick Stagliano, Chairman, Chief Executive Officer and President

Accepted as of: November ___, 2006

APPENDIX A

CONSIDERATION TO BE DELIVERED

Shares of Common Stock of NAZZ PRODUCTIONS INC.	Amount to be Paid
	$_____,000.00

Exhibit 6

Nazz Productions, Inc.

FINANCIAL STATEMENTS

Interim Statement as of September 30, 2006
Unaudited

(Prepared by Management)

Nazz Productions, Inc.
BALANCE SHEETS
(unaudited)

	(Nine Months Ending) September 30 2006	December 31 2005	December 31 2004
	$	$	$
ASSETS			
CURRENT ASSETS			
Cash and Equivalents	2,031	765	729
Total current assets	2,031	765	729
OTHER ASSETS			
Film investments	36,700	36,700	5,200
Intangible assets	200	200	200
FIXED ASSETS	300	300	300
Accumulated depreciation	(300)	(300)	(300)
Total assets	**38,931**	**37,665**	**6,129**
LIABILITIES AND STOCKHOLDERS' DEFICIENCY			
CURRENT LIABILITIES			
Accounts payable	113,579	84,193	53,880
Notes Payable (Note 5, 7)	250,185	241,185	30,710
Deferred Salary (Note 6)	45,000	0	0
Total current liabilities	408,764	325,378	84,590
Other Liabilities	0	0	0
Total liabilities	408,764	325,378	84,590
STOCKHOLDERS' DEFICIENCY			
Preferred stock $0.0001 par value (Note 4) 100,000 shares authorized None outstanding			
Common Stock at $0.0001 par value(Note 3) 500,000,000 shares authorized 1,000 shares issued and outstanding (1,000 December 31, 2005) (1,000 December 31, 2006)	100	100	100
Retained Earnings (Deficit)	(369,933)	(287,813)	(78,561)
Total stockholders' deficiency	(389,833)	(287,713)	(78,461)
Total liabilities and stockholders' deficiency	**38,931**	**37,665**	**6,129**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

Nazz Productions, Inc.
STATEMENT OF OPERATIONS
(unaudited)

	(Nine Months Ending) September 30 2006	December 31 2005	December 31 2004
	$	$	$
REVENUE	13,100	14,448	19,871
OPERATING EXPENSES			
Selling, general and administrative	87,019	215,352	41,116
Income (loss) from operations	(73,919)	(200,904)	(21,245)
OTHER			
Interest expense	(8,264)	(8,897)	1,482)
Other income (expense)	63	549	(74)
PRE-TAX INCOME (LOSS)	(82,120)	(209,252)	(22,801)
NET INCOME (LOSS)	(82,120)	(209,252)	(22,801)
NET LOSS PER COMMON SHARE	(82.12)	(209.25)	(22.80)
Basic	1,000	1,000	1,000
AVERAGE OUTSTANDING SHARES	(82.12)	(209.25)	(22.80)
Basic and fully diluted	1,000	1,000	1,000

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

Nazz Productions, Inc.
STATEMENT OF CASH FLOWS
(unaudited)

	(Nine Months Ending) September 30 2006	December 31 2005	December 31 2004
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	(82,120)	(209,252)	(22,801)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation	0	0	0
Increase (Decrease) in Accounts Payable	29,386	30,313	25,049
Increase (Decrease) in Deferred Salary	45,000	0	0
Net Cash Provided (Used) in Operations	(7,734)	178,939	25,049
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of film assets	0	(31,500)	0
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in notes payable	9,000	210,475	(6,115)
NET INCREASE IN CASH	1,266	36	(3,867)
CASH AT BEGINNING OF PERIOD	765	729	4,596
CASH AT END OF PERIOD	2,031	765	729

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

Nazz Productions, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Pennsylvania on March 22, 1990 as NAZZ Productions, Inc.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of $0.0001. At September 30, 2006, the Company had 1,000 shares of common stock issued and outstanding. On October 25, 2006 the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

At September 30, 2006 there were no shares of preferred stock issued or outstanding. On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of October 25, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

The Company is engaged in the marketing and distribution of entertainment media, specifically films. Product distribution is direct to users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Revenue Recognition
The Company recognizes revenue from the development, production, and production services earned under the criteria established by SOP 00-02 as follows:

1. Producers Fees - Producer fees are recognized upon receipt of the fees and delivery of the related services. If upon receipt of the fees all services have not been provided, the fees are deferred and recognized as the services are performed;

2. Royalties - Royalty and profit participation are recognized when the amounts are known and the receipt of the royalties is reasonably assured. Accordingly, recognition generally occurs upon receipt (usually quarterly or semi-annually); and

3. Producer Development, Production Service Fees and Film Distribution Fees - As these services are provided, these fees are invoiced by the Company to the third party financiers and producers and are recognized when the amount has been determined and receipt is reasonably assured.

Stock Based Compensation
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in fiscal 2006. At September 30, 2006, the Company has not incurred any stock based compensation.

Basic and diluted Net Income (Loss) Per Share
Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments
The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent Accounting Pronouncements
The Company does not expect that the adoption of recent accounting pronouncements will have a material impact on its financial statements.

3. COMMON STOCK
In 1990 the Company issued 1,000 shares of common stock to the founder of the Company. On October 25, 2006 the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

4. PREFERRED STOCK
On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of October 25, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

5. NOTES PAYABLE
Over the course of the Company's life, Mr. Nick Stagliano (the Company's Founder/CEO/Chairman) has advanced funds to the Company. As of September 30, 2006 advances made by Mr. Stagliano (or affiliates) total approximately $100,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stagliano and Mr. Stagliano may demand payment of the advances at any time.

In 2005, the Company executed a Note in favor of the Otto Law Group of Seattle Washington. This Note was in an original principal amount of $150,000 with a maturity date of September 2006. In September 2006, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group with the same principal amount. This note is due in September, 2007.

6. DEFERRED SALARY

Mr. Nick Stagliano, Chief Executive Officer of the Company, received no salary from inception of the Company through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Stagliano a salary of $5,000 per month. No salary has been paid to date. The Company intends to continue to accrue salary owed to Mr. Stagliano until such time as funds are available to satisfy this obligation.

7. RELATED PARTY TRANSACTIONS

Approximately $100,000 of the Company's notes payable are due to directors of the Company or affiliates of directors of the Company.

8. SUBSEQUENT EVENTS

On October 25, 2006 the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

At September 30, 2006 there were no shares of preferred stock issued or outstanding. On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of October 25, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

On October 10, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.